Exhibit 99.2

Our Ref: SCH1709 / SS / KL / A18 / CH1506 / 16

September 21, 2016

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

We have read the statements concerning our firm contained in Form 6-K of SGOCO Group, Ltd. dated and filed with the Securities and Exchange Commission on September 21, 2016, and are in agreement with those statements.

Very truly yours

Crowe Horwath (HK) CPA Limited

Hong Kong, China